KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kercheville and Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

Equipment and Furniture

Equipment and furniture are carried at cost less accumulated depreciation or amortization. Equipment and furniture is depreciated on a straight-line basis over estimated useful lives, which range from 3-5 years.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2015, the Company's tax years 2012 and thereafter remain subject to examination.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2015 and 2014, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $4,978 and $14,330 for the years ended December 31, 2015 and 2014, respectively. The Company paid $9,328 and $14,330 for 2015 and 2014 Texas margin taxes during the years ended December 31, 2015, and 2014, respectively, which was included in property and other taxes on the accompanying statements of operations.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, *Fair Value Measurement* (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Technology	$ 49,050	$ -	$ -	49,050
Transportation	602,840	-	-	602,840
Mutual Fund				
Fixed Income	413,706	-	-	413,706
Option				
Commodities	19,350	-	-	19,350
	$ 1,084,946	$ -	$ -	$ 1,084,946
Liabilities				
Securities sold short	Level 1	Level 2	Level 3	Total
Common stocks				
Technology	$ (49,050)	$ -	$ -	$ (49,050)
	$ (49,050)	$ -	$ -	$ (49,050)
Total investments	$ 1,035,896	$ -	$ -	$ 1,035,896

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the years ended December 31, 2015 and 2014.

Realized and unrealized gains and losses are included in revenues in the accompanying statements of operations.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Technology	$ 285,600	$ -	$ -	285,600
Transportation	592,480	-	-	592,480
Mutual Funds				
Fixed Income	563,326	-	-	563,326
Exchange traded funds				
Fixed Income	92,550	-	-	92,550
	$ 1,533,956	$ -	$ -	$ 1,533,956

NOTE 4. DERIVATIVES

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options
The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument or commodity underlying the option, or for use as an economic hedge against certain positions held in the Company's portfolio holdings. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument or commodity at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

As of December 31, 2015, the Company held the following option:

Option - commodity	Market Value	Unrealized Loss
50 CALL 100 SPDR GOLD TR GOLD SHS EXP 01-20-17@110.000 OPTION	$19,350	$(1,652)

NOTE 4. DERIVATIVES – CONTINUED

There were no options exercised during the year ended December 31, 2015. Unrealized losses on derivatives are recorded in realized and unrealized gains (losses) on securities, net on the accompanying statements of operations.

NOTE 5. EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following at December 31:

	2015	2014
Equipment and furniture	$ 549,974	$ 547,080
	549,974	547,080
Accumulated depreciation	(538,786)	(520,494)
Equipment and furniture, net	$ 11,188	$ 26,586

Depreciation expense for the years ended December 31, 2015 and 2014 totaled $18,292 and $34,328, respectively.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital ratio was 0.10 to 1, and its net capital of approximately $1,804,449 was in excess of its required net capital of $250,000, resulting in excess net capital of approximately $1,554,449.

NOTE 7. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities, which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in revenues in the accompanying statements of operations.

NOTE 8.   RELATED PARTY TRANSACTIONS

The Company sold its land and building to a related party owned by the Company's sole stockholder during 2012. Subsequent to the sale, the Company entered in a 10-year lease agreement with the related party for the use of the land and building. Rent expense totaled $126,000 and $148,000 during the years ended December 31, 2015 and 2014, respectively, and is included in occupancy expense in the accompanying statements of operations. Kercheville & Company has entered into an expense sharing agreement with Kercheville Advisors, a company related through common ownership. Kercheville Advisors will pay 30% of the monthly lease and general operating expenses.   Kercheville Advisors incurred $54,000 in expenses during 2015 and owed the Company $7,059 as of December 31, 2015.

NOTE 9.   CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers (clearing agreement).   Under the clearing agreement, the Company is required to maintain a $100,000 balance. At December 31, 2015 and 2014, the cash balance was $196,407.   Amounts receivable from the clearing organization at December 31, 2015 and 2014 consisted of receivables for unsettled trades, commissions receivable, deposits for purchases on margin totaling $22,014 and $29,124, respectively.

NOTE 10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

Effective January 1, 2013, the Company began leasing office space and equipment from a related party under a long-term operating lease that expires on December 31, 2023. On January 1 of each year during the term of the lease, the then current year's rent is adjusted by the change in the prior year of the Consumer Price Index ("CPI Adjustment").   Effective June 1, 2014, the Company began leasing a copier under a lease that expires on May 31, 2017. Current and future payments will be $251 per month until the lease expires.

NOTE 11.   COMMITMENTS AND CONTINGENCIES – CONTINUED

Operating leases - Continued

Future minimum rental payments consisted of the following at December 31, 2015:

2015	$	183,084
2016		183,084
2017		181,542
2018		180,000
2019 and thereafter		720,000
	$	1,447,710

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied.

The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities short for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 12. PROFIT SHARING PLAN

The Company participates in a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. The plan provides for Company discretionary matching contributions and profit sharing contributions. Participants vest ratably over five years in the Company's discretionary matching and profit sharing contribution.   The Company made matching contributions to the participants' accounts of $34,995 and $37,422 during 2015 and 2014, respectively.

NOTE 13. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 14. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2015 and 2014. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2016, the date the financial statements were available to be issued and has determined that no transactions occurred which warrant disclosure.